

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2016

Mail Stop 4631

<u>Via E-mail</u>
Mr. Evan L. Hart
Chief Financial Officer
Mueller Water Products, Inc.
1200 Abernathy Road N.E., Suite 1200
Atlanta, GA 30328

  Re: Mueller Water Products, Inc.
    Form 10-K for the Fiscal Year Ended September 30, 2015
    Filed November 24, 2015
    File No. 1-32892

Dear Mr. Hart:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended September 30, 2015</u>

<u>Sales, Marketing and Distribution, page 6</u>

1. We note that you disclose that two customers accounted for more than 10% of Mueller Co.'s total sales for 2015, 2014, and 2013, and that the loss of either of these customers would have a material adverse impact on your business. We also note that groups of customers account for substantial percentages of sales to Anvil and Mueller Technologies. Pursuant to Item 101(c)(vii) of Regulation S-K, please provide the name of those customers that account for equal to or greater than 10% of consolidated revenues and the loss of which would have a material impact on your business, and describe your relationship with those customers. In addition, please tell us what consideration you gave to filing any agreements with these customers as material contracts pursuant to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne at (202) 551-6156 or Jay Ingram at (202) 551-3397 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction